UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Dell, Inc. (DELL) Good Business Dell Transformation Overview • Transforming from hardware company to enterprise Historical Operating Income solutions 6.0 • High margin & strong growth in Enterprise 57 % Billions 5.0 54% Enterprise Servers, Storage, and Services $ Servers, Storage, and 4.0 54% • Low margin & declining demand in Notebooks, Services Segments Desktops, and Software/Peripherals 3.0 Primarily corporate and public customer base: 42% • 2.0 Desktops, • Large enterprise: 500-5,000 employees Notebooks, and • Public: public services, education, health care 1.0 43% Software & 58% 46% 46% Peripherals • Small & medium business: 1- 499 employees 0.0 • Consumer CY 09 CY 10 CY 11 CY 12E Competitive Advantage • Direct global distribution & sales model • Low-cost hardware producer Good People • Michael Dell, CEO, owns over 15% • Buying discounted shares at 4% annualized rate (as of 5/12) • Accretive acquisitions expand solutions business Source: Company filings, Southeastern Estimates Intended for use by Southeastern clients and institutional investors only Updated May 31, 2012

Dell (DELL)

Good Price

Appraisal

- Price to value low-40s%
- Adjusted P/E of 4.2x implies business in decline
- Appraisal Assumes:
  - Minimal improvement in enterprise business remainder 2012
  - Notebooks declining 10%/year
  - Consumer business worth $0
  - 10 bps per year of margin improvement from product mix change

Why the stock is Cheap

- Mobility and cloud computing replacing PC and notebook demand
- Apple dominance in consumer market
- Weak global economy slowing business and government demand
- “Trapped” offshore cash gets no credit in EPS

Southeastern’s View

- Mobility and cloud speeds transformation from low margin business to profitable Solutions
- Gain purchasing scale via consumer segment
- Distribution platform enables high-return solutions-related acquisitions
- Value growth > revenue growth with wisely reinvested cash coupon

Market Valuation

Enterprise Value Per Share			
Current	Market Price	$	12.33
(less)	Net Cash		2.69
Enterprise Value		$	9.64

Free Cash Flow	Per Share	Adjusted P/E (EV/FCF)	FCF Yield (FCF/EV)
CY2011	$2.81	3.4 X	29.2 %
CY2012E	$2.30	4.2 X	23.8 %

Source: Company filings, Southeastern Estimates

For institutional investors only. For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only
Updated May 31, 2012

ACS Group (ACS – SM) Good Business Overview • Headquartered in Madrid, among largest global infrastructure engineering firms • Operating Segments: Construction, Industrial Services, Environmental • Public Investments: • Hochtief (HOT = 49% stake)– Global construction and concession operator • Iberdrola (IBE = 15% stake)– World’s largest renewable energy producer & Spain’s largest utility • Assets held for sale • Concession assets Competitive Advantage Global scale and project expertise Business Segments • • Experience in ultra-large projects As a % of Southeastern’s Appraisal • Capital Allocation Environmental Good People Florentino Perez, CEO, 5% Concession Assets Operating Segments 39% • owns 12. Assets Held Hochtief Public Investments 30% • Board holds additional 30% For Sale Stake Assets Held For Sale 21% Bought back 7 Iberdrola Concession Assets 9% • .5% of the company in 2011 Stake • Opportunistically monetized highly sought non-core assets Intended for use by Southeastern clients and institutional investors only Updated May 23, 2012

ACS Group (ACS – SM)

Good Price

Appraisal

- Price-to-Value Ratio below 40%
- Appraisal assumes:
  - Decline in Spanish revenues & value through 2013

Why the stock is cheap

- Macro fears about Europe and Spain
- Amount of total net debt
- Uncertainty around IBE stake

Southeastern's View

- Over 40% sales outside of Spain
- 80% construction business in civil works
- Highly sought, stable, recurring revenue in industrial maintenance, environmental services, and concession contracts
- True debt exposure less than ½ total net debt and maturities 3 years out
- If HOT & IBE stakes only worth stock price, ACS is 54% P/V

ACS Debt

Gross Debt = € 16.5 B

(Less Cash)
€ 7.2 B

Net Debt = € 9.3 B

Non-Recourse Debt = € 5.2 B			Recourse Net Debt = € 4.1 B		
IBE € 4.0 B	HOT € 0.7 B	Projects € 0.5 B	Holding € 1.2 B	HOT € 1.9 B	Op Debt € 1.0 B
(Less Market Value of Public Stake) IBE = € 3.0 B HOT = € 1.4 B			(Less Consolidated Debt of Public Stake) Leighton/HOT = € 1.9 B		
Net Non-Recourse Debt = € 0.8 B			Unconsolidated Recourse Net Debt = € 2.2 B		

Market Capitalization = € 4.3 B

Optical Net Debt/Equity		True Net Debt Exposure/Equity
2.2X	v.	**0.7X**

Source: Company Filings, Southeastern Estimates

For institutional investors only. For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only

Updated May 23, 2012

Chesapeake Energy Corp. (CHK) Since March 31st, CHK has declined 27% due to: • Controversy around Aubrey McClendon’s personal finances and potential conflicts • 2012 funding needs Southeastern’s Assessment – While nothing new was revealed, gained an opportunity to improve governance • Our assessment of business, people, and price already incorporated headline information • Our in-depth, rational, fact-based analysis determines our response • Our increased activism (our 13D and Icahn’s 13D) transforms board oversight • Value of reserves intact; revenues grow as natural gas spot price up 15% Our Case for CHK Good Business –2nd largest U.S. producer of natural gas with growing oil and liquids production (>20% of units and >50% of revenues) • Leading position in 3 top gas plays and 4 top liquids plays • Low cost position due to land acquisition competitive edge Source: Company Presentation Intended for use by Southeastern clients and institutional investors only Updated June 5, 2012

Chesapeake Energy Corp. (CHK) Good People – CEO built substantial shareholder value; recent board transformation • Over 200% IRR from leasing low-cost land and monetizing at high prices • Since 2008, added $16B to value through JV cash and drilling carries • Since 2006, added $8.5B to value through net hedging gains • Carl Icahn takes a 7.65% stake on 5/25/12 • Substantially improved board governance:  3/4 Replacing 4 directors & adding a new chairman; keeping Lou Simpson  3/4 Split CEO and Chairman,  3/4 Reduced board compensation  3/4 Terminated FWPP Good Price - Approximately 30% of Southeastern appraisal value Appraisal • Stock price implies gas prices below futures strip for proven wells and zero value for unproven reserves • Our appraisal assumes: • Futures strip prices for natural gas (from $2.44 current spot to $5.00 in 8 years) • Remove reserves related to VPP commitments (“off balance sheet liabilities”) • No credit for future supply/demand shift improvements  3/4 Coal to natural gas already begun  3/4 LNG export  3/4 BTU equivalency reversion  3/4 Beneficial energy policy Intended for use by Southeastern clients and institutional investors only Updated June 5, 2012

Chesapeake Energy Corp. (CHK)

Near-Term Cash Flow – Anticipated sales to cover spending needs

- $2.5B ytd in asset sales + expected cash from operations = 70% of estimated required 2012 spend
- Additional capital needs largely discretionary
- Monetization of highly sought oil and liquids (Permian and MS Lime plays)
- Next major debt maturity 3 years out
- Additional flexibility in $4B unsecured loan from bankers running Permian and MS Lime processes

2013: Potentially Cash Flow Positive

Estimated Pre-Tax Cash Flow Detail

Assuming Natural Gas @ $3 / mcf

EBITDA		$4.5	Billion
(less)	Maintenance Capital Expenses	2.0 – 2.5	
(less)	Interest & Dividend Payments	1.0 – 1.3	
Estimated Pre-Tax Cash Flow		***$0.7 – 1.5***	***Billion***

Southeastern Estimates

Summary – Best energy assets, stronger governance, bigger discount = opportunity

- As negative headline momentum lasts, we assess facts and our appraisal
- Maintain our normal position weight as 2012 gas price means lower cash flow
- Southeastern track record, contacts, size, and research depth = advantage
  - Our activism reconstitutes board and improves governance
  - Our experience at properly assessing attacks on management (DIS/Eisner in 2002, FFH/Watsa in 2002, and LMDIA/LINTA in 2008)

For institutional investors only. *For investors or prospective investors in the Longleaf Partners Funds: Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only

Updated June 5, 2012

Volatility = Opportunity for Southeastern

Southeastern follows Ben Graham's three main investment tenets described in the *Intelligent Investor*.

1) Buying stock represents owning a percentage interest in a business that usually has an appraisable and growing value.

2) Mr. Market in the short run acts as an emotional voting machine and inefficiently prices businesses. Over time, Mr. Market behaves as a "weighing machine," reflecting corporate values.

3) Be disciplined and wait for Mr. Market to provide a company at a significant discount from its value. The discount should secure a large margin of safety of value over price to help protect principal and provide a profitable return.

Over nearly four decades, Southeastern has honed net asset, discounted free cash flow, and comparable sales appraisal methodologies to guide our decision-making and provide objectivity when crowds are emotional.

Disney: a long-term, appraisal-based investment

Over the last 12 years Southeastern has plotted our appraisal of Disney's corporate value against the stock's price and found opportunities to buy and sell shares.

Our Disney appraisal adds the values for each segment - ESPN, cable networks, theme parks, licensing, studios, and TV/radio stations - using cash flow projections and multiples warranted by their individual competitive strength.

Southeastern Ownership History of Disney (DIS)

12/1999 to 6/2001
DIS traded for significantly more than its value, sold off and stabilized near our appraisal.

9/20/2001 to 11/12/2001
After 9-11-2001, DIS dropped by half to 60% of appraisal. We bought while many predicted visitors would never return to theme parks and as the largest shareholder sold to meet a margin call.

6/20/2002 to 8/7/2002
In the recession of 2002, we added to DIS when it fell to 50% of intrinsic value. Many criticized our position based on recent actions by CEO Michael Eisner. Over the next four years, DIS doubled as it rose roughly in lock step with its value.

6/21/2006 to 6/22/2006
In 2006, we significantly reduced this over-weighted position.

4/23/2009 to 4/29/2009
After the bear market of 2008, we made DIS one of our largest investments when it declined to 45% of our reduced appraisal.

4/9/2010 through 2/15/2011
After doubling, we dramatically scaled DIS at several intervals.

8/20/2011
Less than six months later, at 60% of appraisal, we reloaded as value continued to build.


Opportunities Created By Walt Disney's Price Volatility
Partners Fund Transactions and Price-To-Value
Disney Stock Price
Intrinsic Value Per Share
60
50
40
30
20
10
0
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Bought @ $17.60 (~60% P/V)
Bought @ $16.16 (~50% P/V)
Sold @ $29.39 (~75% P/V)
Sold @ $36.42 (~85% P/V)
Bought @ $19.47 (~45% P/V)
Sold @ $36.35 (~80% P/V)
Sold @ $42.28 (~95% P/V)
Bought @ $30.74 (~60% P/V)
BUYS
SELLS

Note: Represents DIS trades within Longleaf Partners Fund. Included are periods when a buy or sell decision resulted in a 15% (or more) increase or decrease in our DIS position. These periods represent 84% of the total shares traded in Longleaf Partners Fund during the period 9/20/01 to 3/31/12. Price reflects average execution price during highlighted periods.

For institutional investors only. *For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.*

Southeastern Asset Management, Inc.® | *Advisor to Longleaf Partners Funds*

May 31, 2012